MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2013

(Expressed in US dollars)

TABLE OF CONTENTS

1.0 INTRODUCTION	3
2.0 BUSINESS OVERVIEW	3
2.1 OVERVIEW OF THE BUSINESS	3
2.2 COMPANY PRODUCTS AND SERVICES	4
2.3 MARKETS AND TRENDS	6
2.4 STRATEGY	8
3.0 OVERVIEW	10
3.1 OUTLOOK	10
4.0 FINANCIAL REVIEW	11
4.1 NON-IFRS MEASUREMENTS	11
4.2 RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2013	12
4.3 SUMMARY OF QUARTERLY RESULTS	15
4.4 BUSINESS COMBINATION	16
4.5 LIQUIDITY AND FINANCIAL CONDITION	16
4.6 CAPITAL RESOURCES	17
4.7 CONTRACTUAL OBLIGATIONS AND CONTINGENCIES	19
4.8 ISSUED CAPITAL	20
5.0 OFF BALANCE SHEET ARRANGEMENTS	20
6.0 TRANSACTIONS WITH RELATED PARTIES	20
7.0 PROPOSED TRANSACTIONS	20
8.0 CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES	20
9.0 OUTSTANDING SHARE DATA	21
10.0 RISKS AND UNCERTAINTIES	21
11.0 DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	22
11.1 DISCLOSURE CONTROLS AND PROCEDURES	22
11.2 INTERNAL CONTROLS OVER FINANCIAL REPORTING	22
11.3 CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING	22
12.0 EVENTS AFTER REPORTING DATE	22

2

Norsat International Inc. Management’s Discussion & Analysis

1.0 Introduction

The following management’s discussion and analysis (“MD&A”) of Norsat International Inc. (“Norsat”, “the Company”, “we” or “us”) as of May 7, 2013 should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2013 and 2012, and related notes included therein. These unaudited condensed interim consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and in accordance with International Accounting Standard 34 – Interim Financial Reporting. All amounts are expressed in United States dollars unless otherwise indicated. The MD&A and unaudited condensed interim consolidated financial statements were reviewed by the Company’s Audit Committee and approved by the Company’s Board of Directors.

Additional information relating to the Company including our most recent Annual Information Form may be found at www.sedar.com.

Forward Looking Statements

The following discussion and analysis of the financial conditions and results of operations contains forward-looking statements concerning anticipated developments in our operations in future periods, the adequacy of our financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about our market opportunities, strategies, competition, expected activities and expenditures as we pursue our business plan, the adequacy of our available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this discussion and analysis of the financial conditions and results of operations or the documents incorporated by reference are qualified by this cautionary statement and there can be no assurance that actual results or developments we anticipate will be realized. Some of these risks, uncertainties and other factors are described herein under the heading “Risks and Uncertainties” and in the most recent Annual Report on Form 20-F, under the heading “Risk Factors” available at www.sec.gov. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

2.0 Business Overview

2.1 Overview of the Business

Norsat is a leading provider of innovative communication solutions used by government organizations, militaries, transportation, resource and marine industry companies, news organizations, public safety search and rescue operators and others. Our solutions enable the transmission of data, audio and video for remote and challenging applications. Our products and services include leading-edge product design and development, production, distribution and infield support and service of portable ground station satellite terminals, antennas, radio frequency (“RF”) conditioning products, microwave components, and maritime based satellite terminals. Additionally, through our Norsat Power Solutions segment, we provide power conversion and energy storage solutions for the communications, transportation and resource sectors.

Our business currently operates primarily through three business segments: RF antennas and filters (“Sinclair Technologies”), Satellite Solutions, and Microwave Products. We also have two additional segments which have limited activity – Maritime Solutions and Norsat Power Solutions.

3

Norsat International Inc. Management’s Discussion & Analysis

Our common shares trade on The Toronto Stock Exchange under the ticker symbol ‘NII’ and on the OTC Bulletin Board (“OTCBB”) under the ticker symbol ‘NSATF’.

2.2 Company Products and Services

Sinclair Technologies

Sinclair Technologies specializes in RF antenna and filter products designed for high performance, reliability and durability in extreme mechanical/electrical environments and weather conditions. Within these two main product lines, we offer over 2,000 distinct products, including base station antennas, mobile/transit antennas, covert antennas, filters, receiver multicouplers, and accessories. Engineers in our Sinclair Technologies segment are experienced in custom designing complete systems based on the customer’s unique needs. With a strong focus on R&D and continuous product enhancement, we continue to expand our product offerings and improve existing designs to better serve customers.

Antennas

Our Sinclair Technologies segment has developed an exceptionally broad range of antennas, especially in the frequency bands allocated to public safety, air traffic control and land mobile radio applications. Some of these frequencies are currently being “re-farmed” or re-allocated to new applications by governing bodies such as the FCC in the US and Industry Canada. This “re-farming” of frequencies creates new demand, which we can satisfy through engineering derivative modifications to our existing products. This, in turn, preserves our leadership position in the antenna market.

Our Sinclair Technologies segment also manufactures several lines of omni-directional, yagi and panel dipole antennas covering the 30 MHz to 1900 MHz bands. Our family of collinear omni-directional antennae has a strong reputation with private mobile radio operators who use these antennas to provide coverage solutions. Sinclair Technologies was instrumental in developing low passive inter-modulation (“PIM”) antennas.

Filters

Sinclair Technologies also produces an extensive portfolio of RF filter products used to optimize the performance of antenna systems including cavity filters, transmitter combiners, duplexers, isolators, circulators and receiver multi-couplers. Our filter product line is based on standard cavity and combines resonator technologies, as well as very small high-performance filters, using cross-coupled technology.

Satellite Solutions

Our Satellite Solutions segment, established in 2003, provides a comprehensive portfolio of fly-away satellite terminals and software interfaces designed for easy portability and reliable connectivity in locations where traditional communication infrastructure is insufficient, unreliable, damaged or non-existent. In 2008, we entered the marine satellite business with a line of maritime very small aperture terminal (“VSAT’) and television receive only (“TVRO”) terminals and service offerings. This segment provides broadband connectivity for commercial and recreational fishing and boating, as well as military applications. We continue to explore different alternatives for leveraging our technology into the area of maritime communications.

Our portfolio of portable satellite systems includes:

The upgraded Norsat GLOBETrekker™ 2.0 is an intelligent, auto-acquire, rapidly deployable fly-away satellite terminal. GLOBETrekker now includes a modular architecture that enables easy component swapping in the field, a simple one-touch interface, elevated electronics for all terrain deployment and a variety of other feature enhancements that improve usability, performance and ruggedness. The terminal is built to military-grade specifications (MIL-STD-810G) and is easily transported via IATA compliant packaging. GLOBETrekker is ideal for users with mission critical communication requirements such as military, resource, emergency response, and transportation applications.

4

Norsat International Inc. Management’s Discussion & Analysis

The Norsat ROVER™ is an ultra-portable fly-away satellite terminal with assisted acquire technology. Easily assembled in a matter of minutes, the ROVER is Norsat’s most portable satellite solution, ideal for the rapid deployments of military or other highly mobile operations. The ROVER is capable of data transfer rates of approximately 1.0 Mbps, yet is still compact enough to fit into a single backpack.

SigmaLink™ is a fly-away satellite terminal with antenna sizes up to 2.4m, suitable for longer term deployments, and yet portable enough for mobile operations. SigmaLink is idea for use by government and peacekeeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

Offered by Norsat’s Maritime Solutions division, the COM series is a high-performance line of VSAT terminals designed for militaries, fisheries, oil & gas and other commercial applications. The TVRO series provides high quality signal reception, ideal for cruise, yacht and recreational applications. In 2012, Norsat introduced Global-VSATTM, an equipment and service bundle that includes satellite terminals and airtime.

Norsat’s high-performance fly-away satellite terminals offer superior ease of use, ruggedness, and portability compared to competitive offerings. All systems are shipped with LinkControl software, the industry’s most intuitive and powerful suite of satellite pointing tools. LinkControl seamlessly integrates the various hardware components, automates the process of satellite acquisition, and enables user to pre-configure settings for rapid field deployments.

Norsat entered the machine-to-machine (“M2M”) solutions market in 2013 with Sentinel remote site monitoring and control (“RMC”), a new equipment and service package. M2M solutions refer to a wide variety of technologies that enable both wireless and wired systems to communicate with other devices of the same ability. By enabling machines to communicate with each other, real-time data can easily be collected and analyzed from remote locations.

Norsat’s Sentinel RMC is an end-to-end M2M solution that includes remote terminal units (“RTUs”) for remote site data collection and control, a communication service to backhaul data, a data hosting facility for storage, and a secure web based customer interface for data access. Initially designed for use in the upstream oil & gas market, Sentinel RMC is also ideal for other applications that require real-time data monitoring of remote sites, including forestry, municipal water systems and other unique and niche applications.

Microwave Products

Our Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers that enable the transmission, reception and amplification of signals to and from satellites. Our product portfolio of microwave components includes a comprehensive range of satellite receivers (“LNBs”), transmitters (“BUCs”), transceivers, solid-state power amplifiers (“SSPAs”) and other customized products.

Low Noise Block down converters (“LNBs”), are required by every satellite antenna (or “dish”) irrespective of aperture or location. The LNB is mounted at the focal point of the dish to convert incoming microwave signals into electrical signals that are routed to the remote receiver or indoor unit. Reliability is critical for these products as they are used in remote areas around the world.

Satellite transmitters or Block Up Converters (“BUCs”) convert electrical signals into microwave signals that can be transmitted to an orbiting satellite.

Norsat is a market leader in microwave products. Through more than three decades of participation in this market, we have developed a reputation for quality, reliability and innovation. We believe that we have the largest market share of any of our competitors in this space.

Norsat Power Solutions

In February 2012, we established Norsat’s Power Solutions segment. This new business segment provides turnkey, project-specific power conversion and energy storage solutions for high-integrity applications in the communications, transportation and resource sectors.

5

Norsat International Inc. Management’s Discussion & Analysis

It has also developed complementary products for our other segments, including power supplies and DC-DC converters for our Microwave Products segment and portable power products for our Satellite Solutions segment.

2.3 Markets and Trends

Radio Frequency Based Communications - Markets

The antenna and filter products supplied by our Sinclair Technologies segment are used primarily by the land mobile radio (“LMR”) industry and specifically by the following industry segments:

➢	Public safety operators, including several police forces, the coast guards and navies, and a large set of ambulance and fire dispatch services;

➢	Private sector networks including rail, ground and air transportation networks used by natural resource, utility, taxi, trucking, and construction companies, as well as other dedicated network operators. These customers are generally served through an extensive set of dealers specializing in radio systems;

➢	Mobile radio, public safety, aviation and heavy transport industries; and

➢	Original equipment manufacturers.

Sinclair products are well established globally. Operating in the 30 MHz to 1.9 GHz frequency range, Sinclair antennas and filters are integral components of many wireless communications networks - controlling, enhancing and propagating radio frequency signals associated with these systems. Most Sinclair products support both voice and data.

Radio Frequency Based Communications - Trends

Communication networks, and in particular, mobile wireless communications systems, are widely used in public safety, national security, natural resource management, and other specialized applications.

➢	Limited availability of licensed and unlicensed frequencies is causing governments to re-assign spectrum for public safety networks. As an example, US broadcasters were recently required to vacate the 700 MHz frequency band to allow spectrum for new public safety networks;

➢	Demand by mobile radio users for more radio channels is causing network operators to reduce channel spacing and increase demand for filter products;

➢	Large competitors are more focused on the larger cellular market and appear to be reducing investment in new product development for the LMR market; and

➢	Original equipment manufacturers (“OEMs”) are driving greater efficiencies and increasing their bargaining power by favouring fewer vendors with a broad product portfolio.

Satellite-based Communications - Markets

Norsat’s satellite-based communications business includes Satellite Solutions, Microwave Products, Maritime Solutions and M2M Solutions. These products employ satellites that are orbiting the earth to transmit and receive content. Our equipment interoperates with satellites that orbit the earth at the same speed as the earth rotates. These satellites appear to remain at the same point relative to the earth’s surface, thus giving the impression that they are “stationary.” These satellites are known as geostationary satellites, or satellites in geostationary orbit (orbiting approximately 22,300 miles above the earth).

6

Norsat International Inc. Management’s Discussion & Analysis

While geostationary satellites are operated on a commercial basis and are fairly standard in their operation, some are owned and operated by militaries and may have unique characteristics. Our equipment has been standardized so that it can operate on most satellites, without further customization. These products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and motion video.

The satellite industry continues to see increased demand, primarily driven by the backlog of satellite launches, across all sectors of the market including the commercial and military markets. Our products operate primarily on widely deployed commercial Ku-band satellites. However, some of our products operate on other commercial (C-band and Ka-band) and military (Ka-band and X-band) satellites as well.

Demand for satellite-based M2M solutions is on the rise given the needs of key vertical markets. Overall the satellite market is stable and expected to grow at a steady pace. Certain verticals, such as transportation, oil and gas and cargo, show stable growth while military is expected to experience slower growth. Green energy, mining, utilities and civil government show growth typical of nascent markets.

Satellite-Based Communications – Trends

We believe that a number of industry trends are positively influencing demand for our products. Specific trends include the following:

➢	There is a growing expectation that organizations and individuals are always “connected” to some type of communications infrastructure, regardless of where they may be positioned geographically.

➢	As companies are increasingly required to look beyond traditional locations to meet the world’s demand for natural resources, there has been a proliferation of remote sites far removed from existing infrastructure. Demand for bandwidth is ever-expanding as users increasingly expect that video and audio files are capable of being transmitted, and that the transmissions will occur in real time.

➢	In the era of 24-hour news coverage, viewers have come to expect media to cover a breaking story nearly instantaneously, regardless of where it occurs around the world. Media outlets need to be able to deploy quickly to meet this expectation.

➢	Major media are experiencing competition from alternative news sources that typically make content available over the Internet. Partly in response, governments and non-governmental organizations are increasingly producing their own content relating to events they deem significant, and making this available to third parties or directly to the public.

➢	The nature of modern military operations is such that mobility and rapid establishment of communication links in the field are increasingly considered vital.

➢	Major organizations that have global operations are increasingly aware of, and plan for, natural or manmade crisis events. Their plans often include establishing communication capabilities that are not dependent on terrestrial infrastructure as part of their contingency or emergency action plans.

➢	A number of large-scale disasters in recent years have proven the critical importance of first responders being able to establish rapid communication links to coordinate recovery efforts.

➢	Experience with information technology and communication equipment in recent decades has conditioned users to expect that related hardware will become smaller and more portable over time, while offering improved functionality. Providers who are able to meet this expectation can realize competitive advantages.

➢	Applications for satellite technology are becoming ubiquitous. From their traditional role in the broadcast and telecommunications fields, communications satellites have more recently been extended to such applications as broadband services, cellular and Internet backhaul, location-based services and satellite imagery. As a result, a broader base of users has a need for ground-based satellite equipment.

7

Norsat International Inc. Management’s Discussion & Analysis

2.4 Strategy

Provide leading communication solutions

Norsat’s mission is to become a leading provider of innovative communication solutions for challenging applications and environments. Our primary value proposition is rooted in our longevity and reputation for quality, and in our track record for being highly successful when dealing with projects in challenging parts of the world. Customers with critical applications for which reliability of performance is absolutely essential tend to place significant value in the quality of Norsat’s products and after-sales support infrastructure. In addition, we have a track record of introducing innovative new products to the RF antenna and filter, and satellite industries and we plan to remain a product leader in these areas. Supported by a strong financial base, we continue to invest in research and development for the RF antenna and filter, satellite, and microwave businesses. These attributes will remain core elements of our strategy, forming the foundation of our organic growth.

Pursue acquisition opportunities

While we continue to focus on organic growth within our existing product segments, we are also actively pursuing a mergers-and-acquisition-based growth strategy. As such, we are constantly identifying and evaluating potential candidates that are leaders in their field and that meet our core acquisition criteria of:

➢	enhancing our ability to provide communication solutions in challenging environments;
➢	providing access to high-end commercial markets; and,
➢	increasing our ability to generate a stable revenue stream.

While we believe a proportion of our future growth will come via business combinations, we are proceeding prudently. Any merger or acquisition opportunity must be attractively priced, advance our corporate objectives and have the potential to be accretive to our shareholders.

On April 16, 2013, Norsat entered into a definitive agreement to acquire certain business assets and assume certain liabilities of a US-based satellite communication systems business. Please refer to Section 12.0 “Events After Reporting Date” for further information. This acquisition will advance our core business by augmenting our product portfolio and enhancing intellectual property (IP) for our Satellite Solutions and Microwave business units.

In January 2011, we acquired Aurora, Ontario-based Sinclair Technologies Holdings Inc. (“Sinclair”), a private company that is a leading provider of antenna and radio frequency conditioning products.

The Sinclair acquisition has proved to be a good fit with our strategy in that it complements our core businesses and supports our goal of becoming a premium provider of communication solutions for remote and challenging applications. Like Norsat’s other product lines, Sinclair products are used all over the world and are often operated in the harshest of environments. Both the Norsat and Sinclair brands are equated with superior products, the latest technologies and customized solutions. However, the Sinclair product line targets different end-markets than Norsat products, providing opportunities to expand our market base and generate cross-selling opportunities between the two segments. The integration of Sinclair has enabled Norsat to achieve modest costs savings as a result of efficiencies gained from being a larger organization.

Continue to provide innovative products

We invest in research and development to maintain our status as “best in class.” Our R&D efforts are directed toward enhancing existing product lines and introducing new products. We believe that the development of new products within our various product segments will keep Norsat on the cutting edge of the industry, attract new business and lead to the development of new market verticals.

8

Norsat International Inc. Management’s Discussion & Analysis

Expand into new markets

Our long-term objectives include entering new geographic markets and strengthening our reach into existing markets, broadening our customer base, and expanding into new market verticals.

The Sinclair acquisition has strongly supported this strategy. Sinclair products are well established among customers in the commercial space and at the municipal government level and have provided opportunities for Norsat to diversify into these markets. We have seen the benefits of engaging new and past customers under the strength of a larger combined entity resulting in ordering activities. We continue to remain optimistic in pursuing new opportunities in the future.

Provide a breadth of solutions to our existing customers

Another component of our growth strategy is to expand the breadth of the solutions we provide to each customer. Currently, the vast majority of our revenues are generated by the hardware and systems we manufacture. We believe there are a number of opportunities to provide ancillary services and third-party hardware components related to these core products. In particular, we believe customers in challenging environments would benefit from an end-to-end solution provider approach, enabling them to purchase all of their secure communication requirements from a single vendor. Customers could then be confident that all elements would be configured to work well together, and that they would receive comprehensive product support. Norsat, in turn, would benefit from stronger customer relationships, higher sales, and the long-term development of a stable, recurring revenue stream.

We continue to actively evaluate various technologies and commercial applications that complement our current suite of product and service offerings. Our goal is to become the connectivity solutions provider of choice for challenging applications and environments. In February 2012, we established a new business segment called Norsat Power Solutions. This segment is now providing turnkey, project-specific power conversion and energy storage solutions for high-integrity applications in the communications, transportation and resource sectors. It is also developing complementary products for our other segments, including power supplies and DC-DC converters for our Microwave Products segment and portable power products for our Satellite Solutions segment. As an added benefit, the power solutions market provides opportunities to generate recurring revenue streams through the provision of ongoing monitoring or service requirements and through regular upgrade and renewal cycles. The development of new recurring revenue streams is a key strategic objective for Norsat.

We are also seeking out new opportunities in remote and challenging applications and environments where we can offer our expertise to solve communications and logistics problems. We plan on leveraging our secure and reliable products, along with our experience on how to better serve customers and give them the best value and product performance. As we establish more initiatives in the world’s remote and challenging regions and environments, our expectation is that many of the customers we currently serve will have scalable opportunities and will rely on us to assist in further build outs or expansion projects.

Grow our business through existing and new customers

We market the majority of our products in North America through our direct sales force, OEMs, distributors and manufacturer representatives. In Europe, the Middle East, Africa and Asia, our products are sold through a direct sales force, OEMs, and system integrators.

Almost all of our portable satellite systems sales to the US Government were sold through our direct sales force. Due to successful deployments with the US Government, additional militaries and governments around the world have become Norsat customers.

We will continue to use, increase and invest in our various sale channels and we are increasingly emphasizing those that enable us to target large commercial customers. In addition, we are pursuing opportunities to cross-sell our products to customers within all of our segments.

9

Norsat International Inc. Management’s Discussion & Analysis

Continue to focus resources prudently

Norsat has been fiscally prudent with regard to expenses and we will continue to focus our resources strategically. While we seek growth opportunities, we also continue to review opportunities for strategic cost-cutting measures.

3.0 Overview

➢	On March 28, 2013, Norsat was awarded a Cdn$13.3 million repayable contribution from the Canadian Government’s Strategic Aerospace and Defence Initiative (“SADI”). This contribution will enhance our strategic research and development program going forward and will help maintain our leadership position in the development of innovative new products and technologies. An important benefit of the SADI award is the opportunity to work collaboratively with university researchers and to develop stronger channel relationships with local suppliers of components used in our new technologies. Norsat has a long history of excellence in research and development, and the contribution from SADI ensures we will remain at the forefront of communications technology development.

➢	The first three months of 2013 was a challenging period with sales negatively affected by US government budget sequestration and by the ongoing economic uncertainty in our markets. Total first quarter sales declined to $8.4 million, from $10.4 million in the first quarter of 2012, reflecting moves by customers to cut back and delay programs.

➢	The Sinclair Technologies segment recorded sales of $5.6 million for the three months ended March 31, 2013, compared to sales of $6.2 million during the same period in 2012.

➢	Satellite Solutions sales were $1.4 million in the first quarter of 2013, compared to $2.1 million during the same period in 2012. US government sequestration and the expiry of warranties and post-service contracts impacted revenues.

➢	Microwave Products sales were significantly impacted by the US sequestration, with first quarter sales declining to $1.4 million, from $2.1 million in 2012.

➢	First quarter gross margins were 40%, compared to 44% during the same period in 2012. Gross margin in the current period was affected by the commencement of SADI royalty payments during the period, which accounted for approximately two gross margin points.

➢	Continued global economic weakness and US budget sequestration has increased competition in our markets. Going forward, pricing pressure could negatively impact our ability to maintain or improve margins.

3.1 Outlook

As a result of the US government budget sequestration and ongoing economic uncertainties, we continue to see some softness across all of our segments.

Accordingly, we will continue our successful diversification activities including broadening our product portfolio and expanding our customer base on a geographic and market sector basis, with a focus on militaries beyond the US, as well as the commercial, resource, transportation and public safety segments and look to close on additional revenue opportunities.

Our recent acquisition of a US-based satellite communications business is another testament to that strategy, and we are working quickly towards integrating the new product lines and services into our existing operations and realizing synergies. We expect the acquisition to add modest revenues in 2013 and be accretive to shareholders in a short time.

The current global economic uncertainties, coupled with our strong financial position and capital structure, continue to create excellent conditions for realizing growth through business combinations. We will continue to actively pursue merger and acquisition opportunities; however, we will not undertake any transaction unless it meets strict criteria to provide strong value, furthers our strategic objectives and has the potential to be accretive to shareholders.

10

Norsat International Inc. Management’s Discussion & Analysis

We also will continue to execute a balanced growth strategy that incorporates investment in staffing levels, new product introductions, continued enhancement of existing product lines, greater diversification by geographic region as well as by industry verticals, and a broadening of the solutions we provide to customers. We continue to evaluate strategic opportunities that will improve our overall operating and financial performance.

4.0 Financial Review

4.1 Non-IFRS Measurements

The following are non-IFRS measurements. Accordingly, investors are cautioned not to place undue reliance on them and are also urged to read all IFRS accounting disclosures presented in the unaudited condensed interim consolidated financial statements and accompanying notes for the three months ended March 31, 2013

EBITDA

EBITDA is a non-IFRS measure which we use to manage and evaluate operating performance. It is reconciled to IFRS in the tables below:

EBITDA (1)
('000)	Three months ended March 31
	2013	2012	Change
EBITDA	$ 797	$ 1,156	$ (359)	(31%)
Interest expense	(110)	(145)	35	(24%)
Amortization and depreciation	(332)	(360)	28	(8%)
Tax recovery/(expense)	9	(206)	215	(104%)
Foreign exchange gain	48	111	(63)	(57%)
Discontinued operations	-	(38)	38	(100%)
Net earnings for for the period	$ 412	$ 518	$ (106)	(20%)

EBITDA for the three months ended March 31, 2013 was $0.8 million, compared to $1.2 million during the same period in 2012. The change in EBITDA reflects the $1.2 million reduction in gross profit contributions resulting from lower sales volumes. This was partially offset by a $0.8 million reduction in total expenses, mainly due to the absence of one-time employee costs and higher government contributions.

Note

(1)  EBITDA refers to earnings before interest, taxes, depreciation, amortization, discontinued operations, reorganization costs and foreign exchange. EBITDA is a non-IFRS performance measure. We believe that, in addition to net earnings, EBITDA is a useful complementary measure of pre-tax profitability and is commonly used by the financial and investment community for valuation purposes. However, EBITDA does not have a standardized meaning prescribed by IFRS. Investors are cautioned that EBITDA should not be construed as an alternative to net earnings determined in accordance with IFRS as an indicator of performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. Our method of calculating EBITDA may differ from the methods used by other entities and, accordingly, our EBITDA may not be comparable to similarly titled measures used by other entities.

Working Capital

We use working capital changes as a supplemental financial measure in our evaluation of liquidity. We believe that monitoring working capital items assists in assessing the efficiency of allocation of short-term financial resources. Working capital is calculated by subtracting current liabilities from current assets. As at March 31, 2013, working capital increased 9% to $8.2 million, from $7.5 million at December 31, 2012.

Current Ratio

Current Ratio is a non-IFRS measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. We believe that monitoring our current ratio helps to assess the health of our liquidity. Current Ratio is defined as current assets divided by current liabilities. As at March 31, 2013, our current ratio increased to 1.7 times, from 1.5 times as at December 31, 2012.

11

Norsat International Inc. Management’s Discussion & Analysis

4.2 Results of Operations for the Three Months Ended March 31, 2013

Sales and Gross Margin

	Three months ended March 31
	2013	2012	Change
Sales (in '000s)
Sinclair Technologies	$ 5,576	$ 6,167	$ (591)	(10%)
Satellite Solutions	1,373	2,143	(770)	(36%)
Microwave Products	1,405	2,099	(694)	(33%)
Total	$ 8,354	$ 10,409	$ (2,055)	(20%)

Gross Profit Margin
Sinclair Technologies	43%	45%	(2%)
Satellite Solutions	29%	41%	(13%)
Microwave Products	39%	43%	(4%)
Total	40%	44%	(4%)

Results from our business segments fluctuate from quarter to quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s customers build inventories as they commence installation in the spring and summer seasons. Among our other two segments, the third and fourth quarters are typically the strongest as these are traditionally the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

For the three months ended March 31, 2013, total sales were $8.4 million, compared to $10.4 million in Q1 2012.

Sales from the Sinclair Technologies segment were $5.6 million, compared to $6.2 million during the same period in 2012. In the first half of the year in 2012, our Sinclair Technologies segment experienced stronger-than-normal demand for its products, especially in the safety and transportation sectors.

First quarter Satellite Solutions sales were $1.4 million, compared to $2.1 million in Q1 2012. Sales were impacted by the US government’s budget sequestration, which resulted in reduced military ordering of satellite equipment and services. In addition, Q1 2012 results benefitted from approximately $0.2 million in certain service revenues related to our NATO and FNESS contracts, which were not present in first quarter 2013 results. Other service revenues were also $0.2 million lower year-over-year, due to the expiry of warranties and post-service contracts.

First quarter Microwave Products sales were $1.4 million, compared to $2.1 million in Q1 2012. Our Microwave segment was significantly affected by the US budget sequestration, which prevented our customers from purchasing as projects were delayed.

On a consolidated basis, first quarter gross margin percentages were 40%, compared to 44% in Q1 2012. Our Sinclair and Microwave Products segments maintained healthy gross margins of 43% and 42%, respectively. However gross margins from the Satellite Solutions segment were 29%, compared to 41% in Q1 2012. The change in Satellite Solutions gross margins reflects the commencement of the accrual for SADI royalties and a greater proportion of lower-margin revenues in the mix especially related to airtime and lower margins on certain products and services sold. For information regarding our SADI royalty payment please refer to Section 4.6 “Capital Resources.

12

Norsat International Inc. Management’s Discussion & Analysis

Expenses

('000s)	Three months ended March 31
	2013	2012	Change
Selling and distributing expenses	$ 1,589	$ 1,737	$ (148)	(9%)
General and administrative expenses	1,030	1,477	(447)	(30%)
Product development expenses, net	253	530	(277)	(52%)
Other expenses	87	52	35	68%
Total expenses	$ 2,959	$ 3,796	$ (837)	(22%)

For the three months ended March 31, 2013, total expenses decreased to $3.0 million, from $3.8 million in Q1 2012.

First quarter selling and distributing expenses decreased to $1.6 million, from $1.7 million in 2012, reflecting reduced sales commissions as a result of the lower sales volumes in Q1 2013.

General and administrative expenses decreased to $1.0 million, from $1.5 million in 2012. The reduction in G&A expenses reflects the absence of approximately $0.3 million in severance costs paid in Q1 2012 for the former president of Sinclair, together with other employee-related cost savings.

('000s)	Three months ended March 31
	2013	2012	Change
Direct expenses	$ 799	$ 679	120	18%
Amortization	80	111	(31)	(28%)
Transfer to Cost of Sales	-	(18)	18	100%
Less: Government contribution	(626)	(242)	(384)	159%
Total product development expenses, net	253	$ 530	$ (277)	(52%)

First quarter net product development expenses decreased by $0.3 million, to $0.3 million. This reflects the $0.4 million increase in recovery from government contributions, offset by a $0.1 million increase in direct expenses for ongoing product development. On March 28, 2013, we secured a new repayable government contribution under the SADI program, which enables us to claim eligible costs incurred between July 27, 2012 and December 31, 2017. The timing of the award meant that over two quarters worth of government contributions were recorded in Q1 2013, compared to just one in the first quarter of 2012.

Other expenses of $0.1 million were on par with the same period in 2012.

13

Norsat International Inc. Management’s Discussion & Analysis

Net earnings for the period

('000s), except per share amounts	Three months ended March 31
	2013	2012	Change
Earnings before income taxes	$ 403	$ 762	$ (359)	(47%)
Income tax expense	(9)	206	(215)	(104%)

Net earnings from continuing operations	$ 412	$ 556	$ (144)	(26%)

Net earnings from discontinued oprations	$ -	$ (38)	$ 38	(100%)
Net earnings for the peirod	$ 412	$ 518	$ (106)	(20%)

Basic earnings (loss) per share
Earnings from continuing operations	$ 0.01	$ 0.01	$ (0.00)	-
Earnings (loss) from discontinued operations	$ -	$ (0.00)	$ 0.00	-
Total	$ 0.01	$ 0.01	$ (0.00)	-
Diluted earnings (loss) per share
Earnings from continuing operations	$ 0.01	$ 0.01	$ (0.00)	-
Earnings (loss) from discontinued operations	$ -	$ (0.00)	$ 0.00	-
Total	$ 0.01	$ 0.01	$ (0.00)	-

First quarter earnings before income taxes were $0.4 million, compared to $0.8 million during the same period last year, reflecting lower gross profit and gross profit margins.

As a result of the reorganization of our legal structure in 2012, net income tax recovery for the first quarter of 2013 was $9,117, compared to net income tax expense of $0.2 million for the same period last year.

First quarter net earnings from continuing operations were $0.4 million, compared to $0.6 in 2012.

First quarter net earnings were $0.4 million, or $0.01 per share, basic and diluted, compared to $0.5 million, or $0.01 per share, basic and diluted in 2012.

14

Norsat International Inc. Management’s Discussion & Analysis

4.3 Summary of Quarterly Results

Quarterly Financial Data
('000s), except for earnings per share	Three months ended
	Mar 31	Jun 30	Sep 30	Dec 31
2013	$
Sales	8,354
EBITDA (1)	797
Net earnings for the period	412
Earnings per share from continuing operations and
net earnings per share - basic and diluted	0.01
Weighted average common shares outstanding -	#
Basic ('000s)	58,037
Diluted ('000s)	58,113

2012	$	$	$	$
Sales	10,409	10,425	10,997	10,598
EBITDA (1)	1,156	734	1,659	1,266
Net earnings for the period -from continuing operations	556	2,805	822	872
Net earnings for the period	518	2,771	975	871
Earnings per share from continuing operations and
net earnings per share - basic and diluted	0.01	0.05	0.01	0.02
Weighted average common shares outstanding -	#	#	#
Basic ('000s)	58,317	58,197	58,037	58,037
Diluted ('000s)	58,343	58,197	58,039	58,039

2011	$	$	$	$
Sales	8,599	8,427	11,298	9,468
EBITDA (1)	1,088	412	1,790	919
Net (loss) earnings for the period -from continuing operations	(115)	(285)	1,102	(219)
Net (loss) earnings for the period	(187)	(285)	1,102	(219)
(Loss) earnings per share from continuing operations and
net (loss) earnings per share - basic and diluted	(0.00)	(0.00)	0.02	(0.00)
Weighted average common shares outstanding -	#	#	#	#
Basic ('000s)	57,082	58,364	58,351	58,317
Diluted ('000s)	57,082	58,364	58,380	58,317

 Note

(1) Earnings before interest, taxes, depreciation, amortization, reorganization costs and foreign exchange and is a non-IFRS measure. EBITDA is reconciled to its nearest IFRS measure, net earnings for the period in Section 4.1 “Non-IFRS Measurements”.

Quarterly results from our four revenue generating business segments fluctuate from quarter-to-quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s customers build inventories as they commence installation in the spring and summer seasons. Among our other two segments, the third and fourth quarters are typically the strongest, as these have traditionally been the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

We are working to reduce quarterly revenue fluctuations by cultivating revenue streams that are more stable in nature and distributed throughout the year. Our acquisition of Sinclair reflects this strategy, as Sinclair’s sales are generally more evenly distributed than those of our other segments. They also tend to be strongest during periods when sales from our other segments are relatively weak. For the short-term, we have mitigated revenue instability in our Satellite Solutions segment through the addition of revenues from the FNESS contracts discussed in our annual 2011 MD&A, creating a revenue backlog which will help to reduce volatility in our financial results over the next several quarters.

15

Norsat International Inc. Management’s Discussion & Analysis

During the second quarter of 2012, we recorded a deferred income tax recovery of $3.0 million as a result of the reorganization of our legal structure, resulting in net income of $2.8 million in Q2 2012.

4.4 Business Combination

Sinclair Acquisition

During the three months ended March 31, 2013, we released $1.0 million in cash from escrow to the vendors of Sinclair Technologies as part of the purchase consideration. The funds were originally held in escrow to act as a security for certain events should we be subject to any liabilities, claims or similar arising from representation or warranties made by the vendors.

On March 28, 2013, we paid approximately $0.4 million in cash to the vendors as part of the purchase consideration, representing 50% of the principal of the promissory note plus accumulated interest. The balance of the principal plus interest is to be paid on June 28, 2013.

The value of the promissory notes as at March 31, 2013 was approximately $0.4 million (December 31, 2012-$0.7 million).

Please refer to Section 12.0 “Events after Reporting Date” for a discussion of recent acquisition activity.

4.5 Liquidity and Financial Condition

Liquidity

Our principal cash requirements are for working capital, capital expenditures and acquisition loan repayment.

As at March 31, 2013, we had $2.5 million in cash and cash equivalents, compared to $5.1 million as at December 31, 2012. To meet our working capital requirements and to provide additional short-term liquidity in each period, we may draw on our $4.7 million operating line of credit. As at March 31, 2013, there were no amounts drawn under our operating line of credit.

Cash used in operating activities was approximately $1.5 million for the three months ended March 31, 2013, compared to $1.2 million for the comparable period in 2012.

For the three months ended March 31, 2013, $18,381 of cash was used in investing activities, compared to cash provided of approximately $0.2 million during the same period in 2012.

For the three months ended March 31, 2013, we used $1.1 million in financing activities, compared to approximately $0.2 million of cash used during the same period in 2012. We also paid a total of $0.4 million to the sellers of Sinclair as part of the purchase consideration. This amount represented 50% principal plus accumulated interest on the promissory note outstanding. We made an additional $0.2 million in principal repayment on our acquisition loan and received $0.3 million less in government funding compared to Q1 2012.

Our working capital requirements are mainly for materials, production, selling, operations and general administrative expenses. Our working capital may be improved by increasing sales, shortening collection cycles and monetizing inventory.

Working capital(1) as at March 31, 2013 increased by 9% to $8.2 million, from $7.5 million at December 31, 2012. The current ratios(2) at March 31, 2013 also improved to 1.7 times, compared to 1.5 times as at December 31, 2012.

1 Working Capital is calculated by subtracting current liabilities from current assets and is a non-IFRS measure. See Section 4.1 “Non-IFRS Measurements”.

2 Current ratio is defined as current assets divided by current liabilities and is a non-IFRS measure. See Section 4.1 “Non-IFRS Measurements”.

16

Norsat International Inc. Management’s Discussion & Analysis

Trade and other receivables were $7.3 million as at March 31, 2013, up from $7.1 million as at December 31, 2012. Government funding receivables were $1.2 million as at March 31, 2013, an increase of $0.6 million over the $0.6 million receivable at December 31, 2012. This increase reflects the additional funding provided under the new SADI contract. The balance of $0.2 million reflects the timing of collections of trade and other trade receivables.

Trade and other payables and accrued liabilities decreased to $4.0 million as at March 31, 2013, from $5.8 million as at December 31, 2012. The $1.8 million reduction mainly reflects the payout of 2012 bonuses and timing differences of supplier payables and settlement.

Inventory as at March 31, 2013 was $9.2 million, compared to $9.0 million as at December 31, 2012, an increase of $0.2 million.

As of March 31, 2013, shareholders’ equity increased to $24.4 million, from $24.2 million at December 31, 2012. This increase reflects $0.4 million in earnings, a $0.1 million increase in contributed surplus from stock-based compensation of stock options and restricted share units, offset by a $0.4 million decrease in accumulated other comprehensive income due to foreign exchange movements.

Going forward, we may deploy cash for any suitable investments consistent with our long-term strategy of entering new geographic markets, broadening our customer base, and expanding into new market verticals. In addition to utilizing some or all of our current cash resources, we may also raise additional capital from equity markets or utilize debt to complete investment and financing transactions that would accelerate our growth in the areas outlined above.

4.6 Capital Resources

Our objectives and policies for managing capital are to maintain a strong capital base so as to maintain investor, creditor and market confidence, sustain future development of the business and to safeguard our ability to support normal operating requirements on an ongoing basis.

Our capital consists of the items included in the Consolidated Statements of Financial Position in the shareholders’ equity section, the promissory note and the operating line of credit (if drawn). We manage our capital structure and make changes based on economic conditions and the risk characteristics of our assets. As at March 31, 2013, shareholder’s equity was $24.4 million (December 31, 2012 - $24.2 million).

To manage our capital requirements, we have a planning and budgeting process that helps determine the funds required to ensure we have the appropriate liquidity to meet our operating and growth objectives. We plan to continue to fund our short-term cash requirements through operations, and if required, we have an operating line of credit in place that can be drawn upon.

On March 28, 2013, we entered into an agreement with the Canadian Federal Minister of Industry (the “Minister”) through the Strategic Aerospace & Defense Initiative (“SADI”). Under this agreement, the Minister will provide funding of 30% of eligible spending related to the research and development of the aerospace, defense, space or security (“A&D”) technology development projects to a maximum funding amount of Cdn$13.3 million. It covers eligible costs starting from July 27, 2012 up to and including December 31, 2017 (“SADI II”). We are obliged to repay the funding over the repayment period.

For the three months ended March 31, 2013, there were no other changes in our approach to capital management.

Our capital resources as at March 31, 2013 were in cash and cash equivalents. We plan to continue to fund cash requirements through operations. If required, we have credit facilities in place that can be drawn upon.

As of March 31, 2013, we had cash and cash equivalents of $2.5 million.

As at March 31, 2013 we were in compliance with our externally imposed covenants.

17

Norsat International Inc. Management’s Discussion & Analysis

Credit Facilities

Acquisition Loan

For the three months ended March 31, 2013, we made principal repayments totaling $0.8 million (Q1 2012-$0.6 million) against the acquisition loan. As at March 31, 2013 our combined weighted average interest rate was 4.34% (December 31, 2012 – 4.29%).

In 2011, we incurred costs of $0.1 million related to acquiring the loan. These costs were capitalized as part of the cost of the loan and are being amortized over the life of the loan. The unamortized balance of these capitalized costs as at March 31, 2013 was $49,767 (December 31, 2012-$56,554).

As at March 31, 2013, we were in compliance with our bank covenants.

Strategic Aerospace and Defense Initiative (“SADI”)

In 2008, we were awarded a Cdn$5.97 million repayable contribution by the Canadian Ministry of Industry’s SADI program (“SADI I”). The SADI award provided external validation of the excellence of our research and development activities, while also supporting our continued investment in technological innovation. We claimed the maximum funding under this agreement as at December 31, 2012.

As at March 31, 2013 and December 31, 2012, $0.6 million remained in trade and other receivables related to SADI I.

Starting in 2013, we are obligated to accrue annual repayments over the repayment period, with the following terms:

➢	The repayment period begins January 1, 2013 and will continue for 15 years, or until such time as the maximum amount of approximately Cdn$9.0 million, representing 1.5 times the contributions (actual amounts disbursed by the Minister) to be repaid is reached, whichever occurs earlier.

➢	Annual repayment amounts under the SADI I repayment period are calculated based on a repayment rate of 0.94% multiplied by gross business revenue as defined in the agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year). The adjustment factor is based on year-over-year change of gross business revenue. For fiscal 2013, the Company estimates that the adjustment factor will be 1.0 based on estimated annual gross business revenue growth compared to fiscal 2012.

As at March 31, 2013, we recorded a SADI I royalty payment accrual of $0.2 million as an increase in Satellite Solutions costs of sales ($40,431), Microwave Products cost of sales ($41,364) and Sinclair Technologies cost of sales ($79,114).

For the three months ended March 31, 2013, we recorded $0.6 million as a reduction to product development expenses in the condensed interim consolidated statements of earnings and comprehensive income and $11,812 as a reduction to property and equipment costs relating to SADI II. As at March 31, 2013, $0.6 million remained in trade and other receivables relating to this project for costs incurred.

SADI II repayment is contingent on performance benchmarks established at the end of our fiscal 2017 year end and is capped at 1.5 times the contribution (actual amounts disbursed by the Minister) over a period of 15 years, commencing in 2018. Annual repayment amounts are calculated based on a percentage of gross business revenue as defined in the agreement, multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year). As at March 31, 2013, we did not accrue any liability for repayment relating to SADI II as the amount cannot yet be determined since the repayment amount is contingent on 2018 financial results compared to those achieved in 2017.

18

Norsat International Inc. Management’s Discussion & Analysis

Digital Technology Adoption Pilot Program (“DTAPP”)

For the three months ended March 31, 2013, we recorded $50,989 as a reduction to expenses in the consolidated statements of earnings and comprehensive income relating to our DTAPP agreements. Total cash received was $61,094 for the three months ended March 31, 2013 (Q1 2012 - $83,653). As at March 31, 2013, $25,572 (Cdn$25,098) remains in trade and other receivables for costs incurred (December 31, 2012 – 36,662 (Cdn$36,623)).

Effective February 1, 2013, the National Research Council Canada extended the length of our August DTAPP agreement from March 15, 2013 to September 30, 2013 with all other terms and conditions remaining unchanged.

Research and Development, Patents and Licenses, etc.

For the three months ended March 31, 2013, we invested $0.8 million into product development compared to $0.7 million in the comparable period in 2012. The increase reflects our commitment to ongoing product development activities.

4.7 Contractual Obligations and Contingencies

Our known contractual obligations at March 31, 2013, are quantified in the following table:

('000s)	Remaining	2014	2015	2016	2017	Total
	2013				and after
Acquisition loan	$ 2,250	$ 3,000	$ 937	$ -	$ -	$ 6,187
Promissory note payable	376	-	-	-	-	376
Inventory purchase obligations	4,611	374	-	-	-	4,985
Operating lease obligations	634	837	455	418	8	2,352
Total	$ 7,871	$ 4,211	$ 1,392	$ 418	$ 8	$ 13,900

Repayment of the acquisition loan assumes that we elect the option under the term of the credit facilities to repay the annual lump sum payment over a 12-month consecutive period from the payment due date.

The promissory note includes accumulated interest payment of $13,950.

In the normal course of business, we enter into purchase commitments, including inventory purchase obligations as disclosed above.

We have operating lease commitments that extend to June 2017.

Legal Proceedings

From time to time we may enter into legal proceedings relating to certain potential claims. It is impossible at this time for us to predict with any certainty the outcome of any such claims. However, management is of the opinion, based on legal assessment and information available, that it is unlikely that any liability would be material in relation to our consolidated financial position. As at May 7, 2013, we are not aware of any legal proceedings outstanding by or against us which may have a significant effect on our financial position or profitability.

19

Norsat International Inc. Management’s Discussion & Analysis

4.8 Issued Capital

Stock Option Plan

As at March 31, 2013, a total of 2,358,328 stock options were outstanding at exercise prices ranging from Cdn$0.48 to Cdn$1.37 per share. For the three months ended March 31, 2013, we charged $71,830 to operating expenses as share-based payments with a corresponding increase in contributed surplus (Q1 2012 -$51,850).

A total of 611,928 stock options were granted at an exercise price of Cdn$0.54 and fair value of Cdn$0.20 during the three months ended March 31, 2013. A total of 274,759 and 75,543 options were granted to senior management and directors, respectively at exercise price of Cdn$0.54 and fair value of Cdn$0.20.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of our share purchase options.

Restricted Share Unit (“RSU”)Plan

As at March 31, 2013, a total of 329,384 RSUs were outstanding. For the three months ended March 31, 2013, we charged $18,362 to operating expenses as share-based payments with a corresponding increase in contributed surplus (Q1 2012 – nil).

5.0 Off Balance Sheet Arrangements

As at March 31, 2013 and May 7, 2013, we did not have any off balance sheet arrangements.

6.0 Transactions with Related Parties

Compensation of key management personnel including our President and Chief Executive Officer, Chief Financial Officer and General Manager (2012- President and Chief Executive Officer, Chief Financial Officer, General Manager and former President of a significant subsidiary) are as follows:

('000s)	Three months ended March 31
	2013	2012
Short-term employee benefits	$ 289	$ 809
Share based payments	27	12
Total	$ 316	$ 821

The amounts disclosed in the table above are the amounts recognized as an expense during the reporting period related to key management personnel.

7.0 Proposed Transactions

Please refer to Section 12.0 “Events After the Reporting Date”

8.0 Critical Accounting Estimates and Accounting Policies

Accounting Estimates

Critical accounting estimates are described in Section 8.0 “Critical Accounting Estimates” of our 2012 annual MD&A found at www.sedar.com. When preparing the unaudited condensed interim consolidated financial statements, management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from these judgments, estimates and assumptions.

20

Norsat International Inc. Management’s Discussion & Analysis

The judgements, estimates and assumptions applied in the unaudited condensed interim consolidated financial statements, including key sources of estimation uncertainty were the same as those applied in our last annual financial statements for the year ended December 31, 2012, with the addition of the following estimates:

Government Repayment:

We are required to make annual repayments under the SADI I contract as outlined under Section 4.6 “Capital Resources.” We estimate the repayment based on revenue forecast for the current fiscal year. Actual revenue may be substantially different from forecasted revenue, resulting in differences between accrual and actual payment due.

Changes in Accounting Policies and Future Accounting Pronouncements

The unaudited condensed interim consolidated financial statements have been prepared using accounting policies consistent with those used in the preparation of the audited consolidated financial statements as at December 31, 2012. The unaudited condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2012.

During the three months ended March 31, 2013, we adopted the following accounting policies:

IFRS 10 Consolidated Financial Statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 Consolidated Financial Statements replaces SIC-12 Consolidation-Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. The application of this standard does not materially affect us.

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The application of this standard does not materially affect us.

IFRS 13 Fair Value Measurements explains how to measure fair value by providing a clear definition and introducing a single set of guidance for (almost) all fair value measurements. It clarifies how to measure fair value when a market becomes less active and improves transparency through additional disclosures. The application of this standard does not materially affect our Company.

9.0 Outstanding Share Data

We have 100,000,000 shares of Common Stock authorized, of which 58,316,532, were outstanding at March 31, 2013 and at May 7, 2013.

As at May 7, 2013, we had 2,358,328 options outstanding to acquire common shares at exercise prices ranging from Cdn$0.48 to Cdn$1.37 per share.

10.0 Risks and Uncertainties

There have been no significant changes or updates to our risk and risk management approach and discussion as outlined in Section 12.0 “Risks and Uncertainties” of our annual 2012 MD&A found at www.sedar.com.

Investors should carefully consider the risks and uncertainties described in its annual 2012 MD&A before making an investment decision. If any of the risks actually occur, our business, financial condition or operating results could be materially harmed. This could cause the trading price of our common shares to decline, and you may lose all or part of your investment.

21

Norsat International Inc. Management’s Discussion & Analysis

11.0 Disclosure Controls and Internal Controls over Financial Reporting

11.1 Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure.

11.2 Internal Controls over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company.

11.3 Changes in Internal Controls over Financial Reporting

During the three months ended March 31, 2013, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

12.0 Events After Reporting Date

Acquisition of US-Based Satellite Communication Business

On April 16, 2013 we entered into a definitive agreement to acquire certain business assets and assume certain liabilities of a US-based satellite communication systems business. We paid US$530,170 and financed the transaction with cash from operations. The acquired assets include new products and associated IP that align with our existing product roadmap and allow us to immediately enter new and additional areas within the satellite communications markets with solid state power amplifiers (“SSPAs”), high power block upconverters (“BUCs”), SATCOM baseband kits and Microsatellite terminals (terminals with antenna sizes below 1 metre).

This acquisition will advance our core business by augmenting our product portfolio and enhancing intellectual property (“IP”) for our Satellite Solutions and Microwave business units.

Strategically, this acquisition is consistent with our ongoing growth strategy. Through it, we will broaden our portfolio of products and services, and the solutions we provide to customers. The expanded sales team and larger product range it brings will enable us to address new market opportunities in the US and around the world. Accordingly, we believe the acquisition will create strong value and has the potential to be accretive to shareholders.

We are currently working on the allocation of the purchase consideration to the fair values of assets acquired and liabilities assumed at the acquisition date.

Acquisition Loan

Subsequent to March 31, 2013, we have elected the option under the terms of the credit facilities to repay the scheduled annual lump sum payment of $600,000 over a 12-month consecutive period from the payment due date on April 30, 2013.

22

Norsat International Inc. Management’s Discussion & Analysis